SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 16, 2008

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

Nokia stock exchange release dated October 16, 2008: Nokia Q3 2008 net sales EUR 12.2 billion, non-IFRS EPS EUR 0.33 (reported EPS EUR 0.29)

Non-IFRS gross margin 35.7%, up from 34.5 % in Q3 2007 (reported 35.6%, up from 34.2% in Q3 2007)

INTERIM REPORT

Nokia Corporation	October 16, 2008 at 13:00 (CET +1)

Nokia Q3 2008 net sales EUR 12.2 billion, non-IFRS EPS EUR 0.33 (reported EPS EUR 0.29)

Non-IFRS gross margin 35.7%, up from 34.5 % in Q3 2007 (reported 35.6%, up from 34.2% in Q3 2007)

	Reported third quarter 2008 results[1]
EUR million	Q3/2008	Q3/2007	YoY Change	Q2/2008	QoQ Change
Net sales	12 237	12 898	-5%	13 151	-7%
Devices & Services	8 605	9 238	-7%	9 090	-5%
NAVTEQ	156
Nokia Siemens Networks	3 503	3 674	-5%	4 067	-14%

Operating profit	1 469	1 862	-21%	1 474	0%
Devices & Services	1 602	1 959	-18%	1 565	2%
NAVTEQ	-80
Nokia Siemens Networks	-1	-120		-47

Operating margin	12.0%	14.4%		11.2%
Devices & Services	18.6%	21.2%		17.2%
NAVTEQ	-51.3%
Nokia Siemens Networks	0.0%	-3.3%		-1.2%

EPS, EUR Diluted	0.29	0.40	-28%	0.29	0%

	Non-IFRS third quarter 2008 results[1,2]
EUR million	Q3/2008	Q3/2007	YoY Change	Q2/2008	QoQ Change
Net sales	12 239	12 927	-5%	13 155	-7%
Devices & Services	8 605	9 238	-7%	9 090	-5%
NAVTEQ	157
Nokia Siemens Networks	3 504	3 703	-5%	4 071	-14%

Operating profit	1 756	2 032	-14%	2 054	-15%
Devices & Services	1 602	1 959	-18%	1 824	-12%
NAVTEQ	29
Nokia Siemens Networks	177	110	61%	274	-35%

Operating margin	14.3%	15.7%		15.6%
Devices & Services	18.6%	21.2%		20.1%
NAVTEQ	18.5%
Nokia Siemens Networks	5.1%	3.0%		6.7%

EPS, EUR Diluted	0.33	0.41	-20%	0.37	-11%

Note 1 relating to NAVTEQ: On July 10, 2008, Nokia completed the acquisition of NAVTEQ Corporation. The map data business of NAVTEQ is a separate reportable segment of Nokia starting from the third quarter 2008. Accordingly, the results of NAVTEQ are not available for the prior periods.

Note 2 relating to non-IFRS results: Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from the formation of Nokia Siemens Networks and from all business acquisitions completed after June 30, 2008. For the preceding periods, non-IFRS results exclude such items and adjustments arising from the formation of Nokia Siemens Networks only. More specific information about the exclusions from the non-IFRS results may be found on pages 2 and 3 of this press release.

Nokia believes that these non-IFRS financial measures provide meaningful supplemental information to both management and investors regarding Nokia’s performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

A reconciliation of the non-IFRS results to our reported results for Q3 2008 and Q3 2007 can be found in the tables on pages 12-16 of this press release.

THIRD QUARTER 2008 HIGHLIGHTS

•                  Nokia net sales of EUR 12.2 billion, down 5% year on year and down 7% sequentially (up 1% and down 7% at constant currency).

•                  Devices & Services net sales of EUR 8.6 billion, down 7% year on year and down 5% sequentially (down 1% and 5% at constant currency).

•                  Services and software net sales of EUR 115 million (billings of EUR 140 million).

Nokia Corporation

•                  Estimated industry mobile device volumes of 310 million units, up 8% year on year and up 2% sequentially.

•                  Nokia mobile device volumes of 117.8 million units, up 5% year on year and down 3% sequentially.

•                  Nokia estimated mobile device market share of 38%, down from 39% in Q3 2007 and down from 40% in Q2 2008.

•                  Nokia mobile device ASP of EUR 72, down from EUR 74 in Q2 2008.

•                  Devices & Services gross margin of 36.5% up sequentially from 36.1% in Q2 2008.

•                  NAVTEQ net sales of EUR 156 million and non-IFRS operating margin of 18.5%.

•                  Nokia Siemens Networks net sales of EUR 3.5 billion, down 5% year on year and down 14% sequentially (flat and down 14% at constant currency).

•                  Total cash and other liquid assets of EUR 7.2 billion at the end of Q3 2008.

OLLI-PEKKA KALLASVUO, NOKIA CEO:

“As a result of our strong operational management and market position, Nokia was able to achieve solid margins and operating cash flow of 1.3 billion euros for the third quarter of 2008. With our scale, brand, improving product portfolio and low cost structure, we believe Nokia is well positioned for the current times.”

INDUSTRY AND NOKIA OUTLOOK

•                  Nokia expects industry mobile device volumes in the fourth quarter 2008 to be up sequentially.

•                  Nokia expects its mobile device market share in the fourth quarter 2008 to be at the same level or slightly up sequentially.

•                  Nokia expects industry mobile volume will be approximately 1.26 billion in 2008, up from approximately 1.14 billion units Nokia estimated for 2007.

•                  Nokia continues to target an increase in its market share in mobile devices in 2008.

•                  Nokia and Nokia Siemens Networks continue to target for Nokia Siemens Networks market share to remain constant in 2008, compared to 2007.

•                  Nokia and Nokia Siemens Networks continue to expect the mobile infrastructure and fixed infrastructure and related services market to be flat in Euro terms in 2008, compared to 2007.

•                  Nokia and Nokia Siemens Networks continued cost synergy target for Nokia Siemens Networks is to achieve substantially all of the EUR 2.0 billion of targeted annual cost synergies by the end of 2008, as previously announced.

Q3 2008 FINANCIAL HIGHLIGHTS

(Comparisons are given to the third quarter 2007 results, unless otherwise indicated.)

The non-IFRS results exclusions

Q3 2008 — EUR 287 million consisting of:

•                  EUR 59 million restructuring charge and other one-time items in Nokia Siemens Networks.

•                  EUR 119 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks.

•                  EUR 109 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ.

Q2 2008 — EUR 580 million consisting of:

•                      EUR 259 million of charges related to closure of the Bochum site in Germany.

•                      EUR 201 million restructuring charge and other one time items.

•                      EUR 120 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks

Q3 2007 — EUR 170 million (net) consisting of:

•                  EUR 86 million restructuring charge and other one-time items in Nokia Siemens Networks.

Nokia Corporation

•                  EUR 60 million gain on sale of real estate.

•                  EUR 144 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks.

Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from the formation of Nokia Siemens Networks and from all business acquisitions completed after June 30, 2008. For the preceding periods, non-IFRS results exclude such items and adjustments arising from the formation of Nokia Siemens Networks only.

Nokia Group

Nokia’s third quarter 2008 net sales decreased 5% to EUR 12.2 billion, compared with EUR 12.9 billion in the third quarter 2007. At constant currency, group net sales would have increased 1% year on year and decreased 7% sequentially.

The following chart sets out the year on year and sequential growth rates in our net sales on a reported basis and at constant currency for the periods indicated.

NOKIA THIRD QUARTER 2008 NET SALES

Reported & Constant Currency1,2

	Q3/2008 vs. Q3/2007 Change	Q3/2008 vs. Q2/2008 Change
Group net sales – reported	-5%	-7%
Group net sales - constant currency[1]	1%	-7%

Devices & Services net sales – reported	-7%	-5%
Devices & Services net sales - constant currency[1]	-1%	-5%

Nokia Siemens Networks net sales – reported	-5%	-14%
Nokia Siemens Networks net sales - constant currency[1]	0%	-14%

Note 1: Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to the Euro, our reporting currency.

Note 2: On July 10, 2008, Nokia completed the acquisition of NAVTEQ Corporation. The map data business of NAVTEQ is a separate reportable segment of Nokia starting from the third quarter 2008. Accordingly, the results of NAVTEQ are not available for the prior periods.

Nokia’s third quarter 2008 reported operating profit decreased 21% to EUR 1.5 billion, compared with EUR 1.9 billion in the third quarter 2007. Nokia’s third quarter 2008 non-IFRS operating profit decreased 14% to EUR 1.8 billion, compared with EUR 2.0 billion in the third quarter 2007. Nokia’s third quarter 2008 reported operating margin was 12.0% (14.4%). Nokia’s third quarter 2008 non-IFRS operating margin was 14.3% (15.7%).

Operating cash flow for the third quarter 2008 was EUR 1.3 billion, compared with EUR 2.0 billion for the third quarter 2007, and total cash and other liquid assets were EUR 7.2 billion at September 30, 2008, compared with EUR 11.8 billion at December 31, 2007. At September 30, 2008, our net debt-equity ratio (gearing) was -18%, compared with -62% at December 31, 2007.

On July 24, 2008, Nokia and Qualcomm entered into a new agreement covering various current and future standards and other technologies, and resulting in a settlement of all litigation between the companies. Under the terms of the 15 year agreement, Nokia has been granted a license under all Qualcomm’s patents for use in Nokia’s mobile devices and Nokia Siemens Networks infrastructure equipment. As previously communicated, the financial terms also included a lump-sum cash payment. The payment amounts to EUR 1.7 billion and is

Nokia Corporation

payable by Nokia to Qualcomm during the fourth quarter 2008. The lump-sum payment made to Qualcomm will be expensed quarterly over the term of the agreement. As a result of the agreement with Qualcomm and certain other license agreements concluded during the third quarter 2008, Nokia incurred a slightly positive impact to its gross margin during the quarter, as the royalty provisions earlier recorded well covered the related obligations.

Devices & Services

In the third quarter 2008, the total mobile device volume of our Devices & Services group reached 117.8 million units, representing 5.5% year on year growth and a 3% sequential decrease. The overall industry mobile device volume for the same period reached 310 million units based on Nokia’s estimate, representing 8% year on year growth and a 2% sequential increase.

Of the total industry mobile device volumes, converged mobile device industry volumes in the third quarter 2008 increased to 44.2 million units, based on Nokia’s estimate, compared with an estimated 31.7 million units in the third quarter 2007. Our own converged mobile device volumes were 15.5 million units in the third quarter 2008, compared with 16.0 million units in the third quarter 2007. We shipped almost 9 million Nokia Nseries and 3 million Nokia Eseries devices during the third quarter 2008.

The following chart sets out our mobile device volumes for the periods indicated, as well as the year on year and sequential growth rates, by geographic area.

NOKIA MOBILE DEVICE VOLUME BY GEOGRAPHIC AREA

(million units)	Q3/2008	Q3/2007	YoY Change	Q2/2008	QoQ Change
Europe	27.4	29.0	-5.5%	27.1	1.1%
Middle East & Africa	21.5	19.3	11.4%	21.1	1.9%
Greater China	19.8	18.9	4.8%	17.6	12.5%
Asia-Pacific	33.6	29.5	13.9%	36.4	-7.7%
North America	4.5	5.4	-16.7%	4.5	0.0%
Latin America	11.0	9.6	14.6%	15.3	-28.1%
Total	117.8	111.7	5.5%	122.0	-3.4%

On September 5, 2008, Nokia updated its mobile device market share outlook by expecting the mobile device market share in the third quarter 2008 to be lower than in the second quarter 2008, in comparison to its earlier expectation for its mobile device market share in the third quarter 2008 to be approximately at the same level sequentially. Based on our preliminary market estimate, Nokia’s mobile device market share for the third quarter 2008 was 38%, compared with 39% in the third quarter 2007 and 40% in the second quarter 2008. Our year on year market share decline was driven primarily by lower market share in Middle East & Africa, Greater China, North America and Europe. Our market share was approximately on the same level year on year in Asia-Pacific, while it was higher in Latin America. Our sequential market share decline was driven primarily by lower market share in Latin America, Europe, Middle East & Africa and Asia-Pacific. Our market share was approximately on the same level sequentially in Greater China and North America. Multiple factors contributed to the sequential decline in our mobile device market share. These included our tactical decision not to meet certain aggressive pricing of some competitors, the overall market competition, including entry markets, and the temporary impact of a slower ramp-up of a mid-range Nokia device in the third quarter 2008.

Our mobile device average selling price (ASP) in the third quarter 2008 was EUR 72, down from EUR 82 in the third quarter 2007 and down from EUR 74 in the second quarter 2008. The lower year on year ASP was primarily due to a higher proportion of lower priced products and the negative impact of the weaker US dollar. Approximately 50% of the year on year decline in ASP was caused by the impact of changes in exchange rates. The lower sequential ASP was primarily due to a higher proportion of lower priced products. Starting from the

Nokia Corporation

first quarter 2008, our ASP excludes net sales from our services and software business. Prior periods have been reclassified for comparison purposes.

Third quarter 2008 Devices & Services net sales declined 7% to EUR 8.6 billion, compared with EUR 9.2 billion in the third quarter 2007. At constant currency, Devices & Services net sales would have decreased 1%. Volume growth was more than offset by an ASP decline, driven primarily by a higher proportion of lower priced devices, and the negative impact of the weaker US dollar compared to the third quarter 2007. Of our total Devices & Services net sales, services and software contributed EUR 115 million in the third quarter 2008. Services and software billings were EUR 140 million for the third quarter 2008. Based on the various business models, part of the services and software revenue may not be recognized at the time of billing but deferred to be recognized in future periods to reflect the state of completion of the service and/or software delivery.

Net sales growth in Devices & Services was strongest year on year in Latin America, followed by Greater China. Net sales were down year on year in North America, Europe, and to a lesser extent in Asia-Pacific and Middle East & Africa.

Devices & Services reported gross profit decreased 7% to EUR 3.1 billion, compared with EUR 3.4 billion in the third quarter 2007, with a reported gross margin of 36.5% (36.5%). Devices & Services non-IFRS gross profit also decreased 7% to EUR 3.1 billion, compared with EUR 3.4 billion in the third quarter 2007, with a non-IFRS gross margin of 36.5% (36.5%).

Devices & Services reported operating profit decreased 18% to EUR 1.6 billion, compared with EUR 2.0 billion in the third quarter 2007, with a reported operating margin of 18.6% (21.2%). Devices & Services non-IFRS operating profit also decreased 18% to EUR 1.6 billion, compared with EUR 2.0 billion in the third quarter 2007, with a non-IFRS operating margin of 18.6% (21.2%). The 18% year on year decrease in reported and non-IFRS operating profit for the third quarter 2008 was driven primarily by lower net sales and slightly higher operating expenses compared to the third quarter 2007.

NAVTEQ

On July 10, 2008, Nokia completed the acquisition of NAVTEQ, a leading provider of comprehensive digital map information. As part of Nokia, NAVTEQ continues to develop its world-class expertise in the navigation industry, service its strong customer base, and invest in the further development of its industry-leading map data and technology platform. The map data business of NAVTEQ is a separate reportable segment of Nokia starting from the third quarter 2008. Accordingly, the results of NAVTEQ are not available for prior periods.

Third quarter 2008 NAVTEQ reported net sales were EUR 156 million. NAVTEQ reported gross profit was EUR 138 million, with a gross margin of 88.5%. Non-IFRS gross profit was EUR 139 million, with non-IFRS gross margin of 88.5%. NAVTEQ had a reported operating loss of EUR 80 million, including the negative impact of EUR 109 million in intangible asset amortization and other purchase price accounting related items. The reported operating margin was -51.3%. NAVTEQ non-IFRS operating profit was EUR 29 million, with a non-IFRS operating margin of 18.5%.

Nokia Siemens Networks

Third quarter 2008 net sales decreased 5% to EUR 3.5 billion, compared with EUR 3.7 billion in the third quarter 2007. At constant currency, Nokia Siemens Networks net sales would have been flat.

Nokia Corporation

The following chart sets out Nokia Siemens Networks net sales for the periods indicated, as well as the year on year and sequential growth rates, by geographic area.

NOKIA SIEMENS NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR million	Q3/2008	Q3/2007	YoY Change	Q2/2008	QoQ Change
Europe	1 358	1 500	-9.5%	1 412	-3.8%
Middle East & Africa	424	448	-5.4%	553	-23.3%
Greater China	288	372	-22.6%	413	-30.3%
Asia-Pacific	894	849	5.3%	1 076	-16.9%
North America	150	152	-1.3%	158	-5.1%
Latin America	389	353	10.2%	455	-14.5%
Total	3 503	3 674	-4.7%	4 067	-13.9%

Nokia Siemens Networks reported gross profit increased 4% to EUR 1.1 billion, compared with EUR 1.0 billion in the third quarter 2007, with a gross margin of 30.8% (28.3%). Nokia Siemens Networks non-IFRS gross profit increased 1% to EUR 1.1 billion, compared with EUR 1.1 billion in the third quarter 2007, with a non-IFRS gross margin of 31.2% (29.2%). The higher year on year non-IFRS gross profit in the third quarter 2008 resulted primarily from the benefits of the continuing restructuring program and ongoing focus on deal quality and project execution, offset somewhat by the lower year on year net sales.

Nokia Siemens Networks had a third quarter 2008 reported operating loss of EUR 1 million compared with a reported operating loss of EUR 120 million in the third quarter 2007, with a reported operating margin of 0% (-3.3%). Nokia Siemens Networks non-IFRS operating profit increased 61% to EUR 177 million in the third quarter 2008, compared with EUR 110 million in the third quarter 2007, with a non-IFRS operating margin of 5.1% (3.0%). The year on year improvement in Nokia Siemens Networks non-IFRS operating profit, reflected improved gross margin and lower operating expenses. Nokia Siemens Networks continued to be on track to deliver the annual EUR 2 billion cost synergy target as previously announced.

Q3 2008 OPERATING HIGHLIGHTS

Nokia

•                  Nokia completed its acquisition of NAVTEQ, a leading provider of comprehensive digital map data.

•                  Nokia and Qualcomm announced that they entered into a new agreement covering various standards, including GSM, EDGE, CDMA, WCDMA, HSDPA, OFDM, WiMAX, LTE and other technologies. The agreement resulted in settlement of all litigation between the two companies.

Devices

•                  Plans announced on June 24, 2008 to establish the Symbian Foundation received further industry support. On September 9, 2008, nine more companies announced their endorsement of the plans, bringing to 40 the number of companies confirming commitment to the initiative. The Symbian Foundation is expected to begin operations in the first half 2009, subject to the acquisition of Symbian Limited by Nokia, expected to be completed during the fourth quarter 2008, subject to customary closing conditions including regulatory approvals.

•                  Further strengthening its Nokia Nseries range of devices, Nokia unveiled the Nokia N79 and Nokia N85. Nokia also introduced the Nokia 8800 Carbon Arte.

•                  Nokia announced that Microsoft Exchange ActiveSync will be available in all Nokia S60 3rd Edition devices. Nokia also announced that Mail for Exchange will be available out-of-the-box in future releases of Nokia Eseries and Nokia Nseries devices.

Nokia Corporation

Services & Software

•                  Nokia announced the renewal of its business mobility strategy and plans to cease developing and marketing its own behind-the-firewall business mobility solutions. The remainder of the appropriate technologies and expertise will be reallocated to Nokia’s new consumer push e-mail service where most of the technology and resourcing is already in use.

•                  Nokia announced that it is in the advanced stages of discussions over the potential sale of its security appliances business to a financial investor. Nokia will announce further information about this transaction should a definitive agreement be reached.

•                  Nokia announced the acquisition of OZ Communications, designed to strengthen its position in consumer mobile messaging. The acquisition is expected to be completed in the fourth quarter 2008.

•                  Nokia announced that the United Kingdom will be the first market in the world to launch ‘Comes With Music’, Nokia’s service that introduces a new way for people to discover and enjoy music.

•                  Nokia launched Nokia Music Store, its digital music service, in Spain.

•                  Nokia updated Ovi.com with functionality for syncing your calendar, contacts, notes and tasks between a Nokia mobile device and www.ovi.com.

NAVTEQ

•                  NAVTEQ was selected to provide traffic data as part of Verizon FIOS TV.

•                  NAVTEQ will provide both NAVTEQ Traffic RDS delivery service and NAVTEQ interactive advertising services for multiple Garmin devices (the nuvi 755T and 775T and nuvi 2x5 family). Together with Garmin, NAVTEQ will be the first to bring an advertising supported, real-time traffic service to market in North America.

•                  NAVTEQ released its first Traffic Patterns product in Europe.

•                  NAVTEQ now has more than 200 merchants enrolled in its Direct Access program, which helps merchants ensure their outlets are included in the NAVTEQ maps.

Nokia Siemens Networks

•                  Nokia Siemens Networks provided over 75% of the mobile communication systems for the host cities at the Olympics in China; Nokia Siemens Networks also signed major network expansion deals with China Mobile and Chunghwa Telecom.

•                  Nokia Siemens Networks signed further major network modernization and expansion contracts, all of which included a significant services element, with O2 in Germany, Telcel in Mexico, Indosat in Indonesia and Telekom Srbija, while three new GSM-R deals, in Spain, Portugal and China, confirmed Nokia Siemens Networks’ leadership in the field.

•                  Nokia Siemens Networks and Verizon carried out a successful 100 Gbps transmission on a single wavelength for more than 1 040 kilometers over deployed field fiber, setting a new distance record and demonstrating better performance than conventional transmission.

•                  Nokia Siemens Networks continued its progress towards the deployment of next generation Long Term Evolution (LTE) mobile networks with the successful conclusion of a demonstration on a commercial LTE platform with Vodafone Germany.

•                  Nokia Siemens Networks announced that it is to create the world’s largest shared 3G network with near complete population coverage in the UK by the end of 2009, after signing a contract with Mobile Broadband Network Ltd, the network collaboration joint venture between T-Mobile UK and 3UK.

For more information on the operating highlights mentioned above, please refer to related press announcements at the following links: http://www.nokia.com/press, http://www.navteq.com/about/press.html, http://www.nokiasiemensnetworks.com/press.

Nokia Corporation

NOKIA IN THE THIRD QUARTER 2008

(International Financial Reporting Standards (IFRS) comparisons given to the third quarter 2007 results, unless otherwise indicated.)

As of January 1, 2008, our three mobile device business groups, Mobile Phones, Multimedia and Enterprise Solutions, and the supporting horizontal groups were replaced by an integrated business segment, Devices & Services. Prior period results for Nokia and its reportable segments have been regrouped for comparability purposes according to the new reportable segments (on an unaudited basis). Devices & Services has three business units, Devices, Services & Software and Markets, supported by a Corporate Development Office. Link to regrouped 2007 financials: www.nokia.com/investors.

On July 10, 2008, Nokia completed the acquisition of NAVTEQ Corporation. The map data business of NAVTEQ is a separate reportable segment of Nokia starting from the third quarter 2008. Accordingly, the results of NAVTEQ are not available for the prior periods.

Nokia’s net sales decreased 5% to EUR 12 237 million (EUR 12 898 million). Net sales of Devices & Services decreased 7% to EUR 8 605 million (EUR 9 238 million). Net sales of NAVTEQ were EUR 156 million. Net sales of Nokia Siemens Networks were EUR 3 503 million (EUR 3 674 million).

Operating profit decreased to EUR 1 469 million (EUR 1 862 million), representing an operating margin of 12.0% (14.4%). Operating profit in Devices & Services decreased 18% to EUR 1 602 million (EUR 1 959 million), representing an operating margin of 18.6% (21.2%). Operating loss in NAVTEQ was EUR 80 million, representing an operating margin of -51.3%.

Operating loss in Nokia Siemens Networks was EUR 1 million (EUR 120 million), representing an operating margin of 0% (-3.3%). Group Common Functions reported expense totaled EUR 52 million (positive EUR 23 million, including a gain on sale of real estate of EUR 60 million).

In the period from July to September 2008, net financial expense was EUR 57 million (net financial income EUR 67 million). Profit before tax and minority interests was EUR 1 410 million (EUR 1 924 million). Net profit totaled EUR 1 087 million (EUR 1 563 million). Earnings per share decreased to EUR 0.29 (basic) and to EUR 0.29 (diluted), compared with EUR 0.40 (basic) and EUR 0.40 (diluted) in the third quarter of 2007.

NOKIA IN JANUARY – SEPTEMBER 2008

(International Financial Reporting Standards (IFRS) comparisons given to the January-September 2007 results, unless otherwise indicated.)

As of January 1, 2008, our three mobile device business groups, Mobile Phones, Multimedia and Enterprise Solutions, and the supporting horizontal groups were replaced by an integrated business segment, Devices & Services. Prior period results for Nokia and its reportable segments have been regrouped for comparability purposes according to the new reportable segments (on an unaudited basis). Devices & Services has three business units, Devices, Services & Software and Markets, supported by a Corporate Development Office. Link to regrouped 2007 financials: www.nokia.com/investors.

As of April 1, 2007, Nokia results include those of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of the former Nokia Networks and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, the results of Nokia Group and Nokia Siemens Networks for periods from April 1, 2007 are not directly comparable to any prior period results. Prior periods include the former Nokia Networks business group only.

Nokia Corporation

On July 10, 2008, Nokia completed the acquisition of NAVTEQ Corporation. The map data business of NAVTEQ is a separate reportable segment of Nokia starting from the third quarter 2008. Accordingly, the results of NAVTEQ are not available for the prior periods.

Nokia’s net sales increased 8% to EUR 38 048 million (EUR 35 341 million). Net sales of Devices & Services increased 1% to EUR 26 958 million (EUR 26 564 million). Net sales of NAVTEQ were EUR 156 million. Net sales of Nokia Siemens Networks were EUR 10 971 million (EUR 8 809 million).

Operating profit decreased to EUR 4 474 million (EUR 5 493 million), representing an operating margin of 11.8% (15.5%). Operating profit in Devices & Services increased 1% to EUR 5 050 million (EUR 4 990 million), representing an operating margin of 18.7% (18.8%). Operating loss in NAVTEQ was EUR 80 million, representing an operating margin of -51.3%.

Operating loss in Nokia Siemens Networks was EUR 122 million (EUR 1 308 million), representing an operating margin of -1.1%
(-14.8%). Group Common expenses totaled EUR 374 million (positive EUR 1 811 million, including a gain of EUR 1 879 million on the formation of Nokia Siemens Networks and a gain on sale of real estate of EUR 75 million).

In the period from January to September 2008, net financial income was EUR 14 million (net financial income EUR 175 million). Profit before tax and minority interests was EUR 4 494 million (EUR 5 695 million). Net profit totaled EUR 3 412 million (EUR 5 370 million). Earnings per share decreased to EUR 0.91 (basic) and to EUR 0.90 (diluted), compared with EUR 1.37 (basic) and EUR 1.36 (diluted) in the first nine months of 2007.

PERSONNEL

The average number of employees during January-September 2008 was 118 040. At September 30, 2008, we employed a total of 123 006 people (112 262 people at December 31, 2007).

SHARES

The total number of Nokia shares at September 30, 2008 was 3 800 939 349. At September 30, 2008, Nokia and its subsidiary companies owned 104 449 841 Nokia shares, representing approximately 2.7% of the total number of Nokia shares and the total voting rights.

Nokia Corporation

CONSOLIDATED PROFIT AND LOSS ACCOUNT, EUR million

(unaudited)

	Reported	Reported	Non-IFRS	Non-IFRS
	7-9/2008	7-9/2007	7-9/2008	7-9/2007

Net sales	12 237	12 898	12 239	12 927
Cost of sales	-7 878	-8 483	-7 867	-8 469

Gross profit	4 359	4 415	4 372	4 458
Research and development expenses	-1 466	-1 383	-1 337	-1 292
Selling and marketing expenses	-1 068	-1 032	-967	-950
Administrative and general expenses	-293	-238	-266	-224
Other income	102	133	102	73
Other expenses	-165	-33	-148	-33

Operating profit	1 469	1 862	1 756	2 032
Share of results of associated companies	-2	-5	-2	-5
Financial income and expenses	-57	67	-57	67

Profit before tax	1 410	1 924	1 697	2 094
Tax	-355	-364	-444	-419

Profit before minority interests	1 055	1 560	1 253	1 675
Minority interests	32	3	-34	-77

Profit attributable to equity holders of the parent	1 087	1 563	1 219	1 598

Earnings per share, EUR
(for profit attributable to the equity
holders of the parent)
Basic	0.29	0.40	0.33	0.41
Diluted	0.29	0.40	0.33	0.41

Average number of shares (1 000 shares)
Basic	3 700 704	3 865 207	3 700 704	3 865 207
Diluted	3 736 440	3 919 284	3 736 440	3 919 284

Depreciation and amortization, total	490	367	262	223

Share-based compensation expense, total	31	65	31	65

Nokia Corporation

CONSOLIDATED PROFIT AND LOSS ACCOUNT, EUR million

(1-9/2008 and 1-9/2007unaudited, 1-12/2007 audited)

	Reported	Reported	Reported
	1-9/2008	1-9/2007	1-12/2007

Net sales	38 048	35 341	51 058
Cost of sales	-24 738	-23 758	-33 781

Gross profit	13 310	11 583	17 277
Research and development expenses	-4 237	-4 019	-5 636
Selling and marketing expenses	-3 093	-3 083	-4 379
Administrative and general expenses	-939	-812	-1 165
Other income	266	2 173	2 312
Other expenses	-833	-349	-424

Operating profit	4 474	5 493	7 985
Share of results of associated companies	6	27	44
Financial income and expenses	14	175	239

Profit before tax	4 494	5 695	8 268
Tax	-1 156	-745	-1 522

Profit before minority interests	3 338	4 950	6 746
Minority interests	74	420	459

Profit attributable to equity holders of the parent	3 412	5 370	7 205

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.91	1.37	1.85
Diluted	0.90	1.36	1.83

Average number of shares (1 000 shares)
Basic	3 759 091	3 906 862	3 885 408
Diluted	3 802 880	3 947 207	3 932 008

Depreciation and amortization, total	1 171	926	1 206

Share-based compensation expense, total	127	169	236

Nokia Corporation

DEVICES & SERVICES, EUR million

(unaudited)

	Reported 7-9/2008	Special items & PPA 7-9/2008	Non-IFRS 7-9/2008	Reported 7-9/2007	Special items & PPA 7-9/2007	Non-IFRS 7-9/2007

Net sales	8 605	—	8 605	9 238	—	9 238
Cost of sales	-5 464	—	-5 464	-5 868	—	-5 868

Gross profit	3 141	—	3 141	3 370	—	3 370
% of net sales	36.5		36.5	36.5		36.5

Research and development expenses	-719	—	-719	-694	—	-694
% of net sales	8.4		8.4	7.5		7.5

Selling and marketing expenses	-684	—	-684	-679	—	-679
%	7.9		7.9	7.4		7.4

Administrative and general expenses	-110	—	-110	-64	—	-64
%

Other income and expenses	-26	—	-26	26	—	26

Operating profit	1 602	—	1 602	1 959	—	1 959
%	18.6		18.6	21.2		21.2

Nokia Corporation

NAVTEQ, EUR million

(unaudited)

	Reported 7-9/2008	Special items & PPA 7-9/2008	Non-IFRS 7-9/2008

Net sales 1)	156	1	157
Cost of sales	-18	0	-18

Gross profit	138	1	139
% of net sales	88.5		88.5

Research and development expenses 2)	-158	81	-77
% of net sales	101.3		49.0

Selling and marketing expenses 3)	-50	27	-23
%	32.1		14.6

Administrative and general expenses	-13	0	-13
%

Other income and expenses	3	0	3

Operating profit	-80	109	29
%	-51.3		18.5

1) Deferred revenue related to acquisitions of EUR 1 million in Q3/08.

2) Amortization of acquired intangibles of EUR 81 million in Q3/08.

3) Amortization of acquired intangibles of EUR 27 million in Q3/08.

Nokia Corporation

NOKIA SIEMENS NETWORKS, EUR million

(unaudited)

	Reported 7-9/2008	Special items & PPA 7-9/2008	Non-IFRS 7-9/2008	Reported 7-9/2007	Special items & PPA 7-9/2007	Non-IFRS 7-9/2007

Net sales 1)	3 503	1	3 504	3 674	29	3 703
Cost of sales 2)	-2 423	11	-2 412	-2 636	14	-2 622

Gross profit	1 080	12	1 092	1 038	43	1 081
% of net sales	30.8		31.2	28.3		29.2

Research and development expenses 3)	-586	48	-538	-686	91	-595
% of net sales	16.7		15.4	18.7		16.1

Selling and marketing expenses 4)	-334	74	-260	-352	82	-270
%	9.5		7.4	9.6		7.3

Administrative and general expenses 5)	-141	27	-114	-146	14	-132
%

Other income and expenses 6)	-20	17	-3	26	0	26

Operating profit	-1	178	177	-120	230	110
%	0.0		5.1	-3.3		3.0

1) Deferred revenue related to acquisitions of EUR 1 million in Q3/08 and EUR 29 million in Q3/07.

2) Restructuring charges of EUR 11 million in Q3/08 and restructuring charges of EUR 14 million in Q3/07.

3) Restructuring charges of EUR 3 million and amortization of acquired intangibles of EUR 45 million in Q3/08. Restructuring charges of EUR 47 million and amortization of acquired intangibles of EUR 44 million in Q3/07.

4) Restructuring charges of EUR 2 million and amortization of acquired intangibles of EUR 72 million in Q3/08. Restructuring charges of EUR 11 million and amortization of acquired intangibles of EUR 71million in Q3/07.

5) Restructuring charges of EUR 27 million and amortization of acquired intangibles of EUR 14 million in Q3/07.

6) Restructuring charges of EUR 16 million and amortization of acquired intangibles of EUR 1 million in Q3/08.

Nokia Corporation

COMMON GROUP FUNCTIONS, EUR million

(unaudited)

	Reported 7-9/2008	Special items & PPA 7-9/2008	Non-IFRS 7-9/2008	Reported 7-9/2007	Special items & PPA 7-9/2007	Non-IFRS 7-9/2007

Net sales	—	—	—	21	—	21
Cost of sales	—	—	—	-14	—	-14

Gross profit	—	—	—	7	—	7

Research and development expenses	-3	—	-3	-3	—	-3

Selling and marketing expenses	—	—	—	-1	—	-1

Administrative and general expenses	-29	—	-29	-28	—	-28

Other income and expenses 1)	-20	—	-20	48	-60	-12

Operating profit	-52	—	-52	23	-60	-37

1) Gain on sale of real estates EUR 60 million in Q3/07.

Nokia Corporation

CONSOLIDATED PROFIT AND LOSS ACCOUNT, EUR million

(unaudited)

NOKIA GROUP

	Reported 7-9/2008	Special items & PPA 7-9/2008	Non-IFRS 7-9/2008	Reported 7-9/2007	Special items & PPA 7-9/2007	Non-IFRS 7-9/2007

Net sales 1)	12 237	2	12 239	12 898	29	12 927
Cost of sales 2)	-7 878	11	-7 867	-8 483	14	-8 469

Gross profit	4 359	13	4 372	4 415	43	4 458
% of net sales	35.6		35.7	34.2		34.5

Research and development expenses 3)	-1 466	129	-1 337	-1 383	91	-1 292
% of net sales	12.0		10.9	10.7		10.0

Selling and marketing expenses 4)	-1 068	101	-967	-1 032	82	-950
% of net sales	8.7		7.9	8.0		7.3

Administrative and general expenses 5)	-293	27	-266	-238	14	-224
% of net sales	2.4		2.2	1.8		1.7

Other income and expenses 6)	-63	17	-46	100	-60	40

Operating profit	1 469	287	1 756	1 862	170	2 032
% of net sales	12.0		14.3	14.4		15.7

Share of results of associated companies	-2		-2	-5		-5
Financial income and expenses	-57		-57	67		67

Profit before tax	1 410	287	1 697	1 924	170	2 094
Tax	-355	-89	-444	-364	-55	-419

Profit before minority interests	1 055	198	1 253	1 560	115	1 675
Minority interests	32	-66	-34	3	-80	-77

Profit attributable to equity holders of the parent	1 087	132	1 219	1 563	35	1 598

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.29	0.04	0.33	0.40	0.01	0.41
Diluted	0.29	0.04	0.33	0.40	0.01	0.41

Average number of shares (1 000 shares)
Basic	3 700 704		3 700 704	3 865 207		3 865 207
Diluted	3 736 440		3 736 440	3 919 284		3 919 284

Depreciation and amortization, total	490	-228	262	367	-144	223

Share-based compensation expense, total	31	—	31	65	—	65

1) Deferred revenue related to acquisitions of EUR 2 million in Q3/08 and EUR 29 million in Q3/07.

2) Restructuring charges of EUR 11 million in Q3/08 and restructuring charges of EUR 14 million in Q3/07.

3) Restructuring charges of EUR 3 million and amortization of acquired intangibles of EUR 126 million in Q3/08. Restructuring charges of EUR 47 million and amortization of acquired intangibles of EUR 44 million in Q3/07.

4) Restructuring charges of EUR 2 million and amortization of acquired intangibles of EUR 99 million in Q3/08. Restructuring charges of EUR 11 million and amortization of acquired intangibles of EUR 71 million in Q3/07.

5) Restructuring charges of EUR 27 million in Q3/08 and EUR 14 million in Q3/07.

6) Restructuring charges of EUR 16 million and amortization of acquired intangibles of EUR 1 million in Q3/08. Gain on sale of real estate EUR 60 million in Q3/07.

Nokia Corporation

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(unaudited)

Reported	7-9/2008	Y-o-Y change, %	7-9/2007	1-12/2007

Europe	4 386	-11	4 913	20 030
Middle-East & Africa	1 804	-3	1 867	7 211
Greater China	1 722	—	1 725	6 398
Asia-Pacific	2 711	-4	2 812	11 295
North America	554	-9	611	2 278
Latin America	1 060	9	970	3 846

Total	12 237	-5	12 898	51 058

NOKIA PERSONNEL BY GEOGRAPHIC AREA

(unaudited)

	30.09.08	Y-o-Y change, %	30.09.07	31.12.07

Europe	61 268	2	60 124	58 090
Middle-East & Africa	5 161	15	4 474	4 509
Greater China	14 319	9	13 129	13 272
Asia-Pacific	20 646	19	17 331	18 117
North America	8 547	50	5 687	5 817
Latin America	13 065	7	12 168	12 457

Total	123 006	9	112 913	112 262

Nokia Corporation

CONSOLIDATED BALANCE SHEET, IFRS, EUR million (unaudited)

	30.09.2008	30.09.2007	31.12.2007
ASSETS
Non-current assets
Capitalized development costs	328	396	378
Goodwill	5 577	1 366	1 384
Other intangible assets	4 117	2 433	2 358
Property, plant and equipment	2 047	1 911	1 912
Investments in associated companies	335	328	325
Available-for-sale investments	492	335	341
Deferred tax assets	1 904	1 527	1 553
Long-term loans receivable	40	132	10
Other non-current assets	20	25	44
	14 860	8 453	8 305
Current assets
Inventories	3 246	2 890	2 876
Accounts receivable	10 772	9 754	11 200
Prepaid expenses and accrued income	3 741	2 999	3 070
Current portion of long-term loans receivable	100	—	156
Other financial assets	325	528	239
Available-for-sale investments, liquid assets	1 466	5 779	4 903
Available-for-sale investments, cash equivalents	4 040	1 617	4 725
Bank and cash	1 726	1 762	2 125
	25 416	25 329	29 294
Total assets	40 276	33 782	37 599

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246	246
Share issue premium	533	575	644
Treasury shares	-1 919	-2 211	-3 146
Translation differences	213	-102	-163
Fair value and other reserves	51	19	23
Reserve for invested non-restricted equity	3 321	2 460	3 299
Retained earnings	11 145	12 149	13 870
	13 590	13 136	14 773
Minority interests	2 355	2 570	2 565
Total equity	15 945	15 706	17 338

Non-current liabilities
Long-term interest-bearing liabilities	174	242	203
Deferred tax liabilities	1 797	1 029	963
Other long-term liabilities	159	129	119
	2 130	1 400	1 285
Current liabilities
Current portion of long-term loans	62	25	173
Short-term borrowing	4 050	504	714
Other financial liabilities	526	175	184
Accounts payable	6 369	6 542	7 074
Accrued expenses	7 686	5 629	7 114
Provisions	3 508	3 801	3 717
	22 201	16 676	18 976
Total shareholders’ equity and liabilities	40 276	33 782	37 599
Interest-bearing liabilities	4 286	771	1 090

Shareholders’ equity per share, EUR	3.68	3.43	3.84
Number of shares (1 000 shares) 1)	3 696 490	3 833 549	3 845 950

1) Shares owned by Group companies are excluded.

Nokia Corporation

CONSOLIDATED CASH FLOW STATEMENT, IFRS, EUR million

(unaudited)

	1-9/2008	1-9/2007	1-12/2007
Cash flow from operating activities
Profit attributable to equity holders of the parent	3 412	5 370	7 205
Adjustments, total	2 947	-650	1 269
Change in net working capital	-1 548	1 037	605
Cash generated from operations	4 811	5 757	9 079
Interest received	341	238	362
Interest paid	-86	-41	-59
Other financial income and expenses, net received	216	-23	-43
Income taxes paid	-1 786	-764	-1 457
Net cash from operating activities	3 496	5 167	7 882

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	-5 463	328	253
Purchase of current available-for-sale investments, liquid assets	-595	-3 862	-4 798
Purchase of non-current available-for-sale investments	-49	-66	-126
Purchase of shares in associated companies	-15	-13	-25
Additions to capitalized development costs	-77	-128	-157
Long-term loans made to customers	-54	-73	-261
Proceeds from repayment and sale of long-term loans receivable	108	19	163
Proceeds from (+) / payment of (-) other long-term loans receivable	-48	-10	5
Proceeds from (+) / payment of (-) short-term loans receivable	49	-27	-119
Capital expenditures	-665	-592	-715
Proceeds from disposal of shares in associated companies	2	—	6
Proceeds from disposal of businesses	61
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	4 184	3 091	4 930
Proceeds from sale of non-current available-for-sale investments	9	28	50
Proceeds form sale of fixed assets	55	108	72
Dividends received	3	13	12
Net cash from / used in investing activities	-2 495	-1 184	-710

Cash flow from financing activities
Proceeds from stock option exercises	51	148	987
Purchase of treasury shares	-3 121	-2 883	-3 819
Proceeds from long-term borrowings	14	141	115
Repayment of long-term borrowings	-33	-30	-16
Proceeds from (+) / payment of (-) short-term borrowings	3 016	222	661
Dividends paid	-2 010	-1 722	-1 760
Net cash used in financing activities	-2 083	-4 124	-3 832

Foreign exchange adjustment	-2	-5	-15
Net increase (+) / decrease (-) in cash and cash equivalents	-1 084	-146	3 325
Cash and cash equivalents at beginning of period	6 850	3 525	3 525
Cash and cash equivalents at end of period	5 766	3 379	6 850

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

Nokia Corporation

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non-restricted equity	Retained earnings	Before minority	Minority interest	Total equity
Balance at December 31, 2006	246	2 707	-2 060	-34	-14	—	11 123	11 968	92	12 060
Tax benefit on stock options exercised		0						0		0
Excess tax benefit on share-based compensation		88						88	4	92
Translation differences				-89				-89	4	-85
Net investment hedge gains, net				21				21		21
Cash flow hedges, net of tax					-18			-18		-18
Available-for-sale investments, net of tax					51			51		51
Other decrease, net							74	74		74
Profit							5 370	5 370	-420	4 950
Total recognized income and expense	—	88	—	-68	33	—	5 444	5 497	-412	5 085
Stock options exercised		49				99		148		148
Stock options exercised related to acquisitions		-3						-3		-3
Share-based compensation		164						164		164
Settlement of performance shares		-69	44					-25		-25
Acquisition of treasury shares			-2 934					-2 934		-2 934
Reissuance of treasury shares			6					6		6
Cancellation of treasury shares			2 733				-2 733	—		—
Share premium reduction and transfer		-2 361				2 361		—		—
Dividend							-1 685	-1 685	-37	-1 722
Minority interest on formation of Nokia Siemens Networks							—	—	2 927	2 927
Total other equity movements	—	-2 220	-151	—	—	2 460	-4 418	-4 329	2 890	-1 439
Balance at September 30, 2007	246	575	-2 211	-102	19	2 460	12 149	13 136	2 570	15 706

Balance at December 31, 2007	246	644	-3 146	-163	23	3 299	13 870	14 773	2 565	17 338
Tax benefit on stock options exercised		4						4		4
Excess tax benefit on share-based compensation		-117						-117		-117
Translation differences				407				407	3	410
Net investment hedge losses, net				-31				-31		-31
Cash flow hedges, net of tax					-16			-16		-16
Available-for-sale investments, net of tax					44			44		44
Other decrease, net							87	87		87
Profit							3 412	3 412	-74	3 338
Total recognized income and expense	—	-113	—	376	28	—	3 499	3 790	-71	3 719
Stock options exercised						51		51		51
Stock options exercised related to acquisitions		1						1		1
Share-based compensation		132						132		132
Settlement of performance shares		-150	116			-29		-63		-63
Acquisition of treasury shares			-3 123					-3 123		-3 123
Reissuance of treasury shares			2					2		2
Cancellation of treasury shares			4 232				-4 232	—		—
Dividend							-1 992	-1 992	-11	-2 003
Acquisitions and other changes in minority interests								—	-128	-128
Vested portion of share-based payment awards related to acquisitions		19						19		19
Total of other equity movements	—	2	1 227	—	—	22	-6 224	-4 973	-139	-5 112
Balance at September 30, 2008	246	533	-1 919	213	51	3 321	11 145	13 590	2 355	15 945

Nokia Corporation

COMMITMENTS AND CONTINGENCIES, EUR million

(unaudited)

	GROUP
	30.09.08	30.09.07	31.12.07

Collateral for own commitments
Property under mortgages	18	18	18
Assets pledged	11	28	29

Contingent liabilities on behalf of Group companies
Guarantees for loans	—	170	—
Other guarantees	2 900	2 540	2 563

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	155	3	130
Other guarantees	6	1	1

Leasing obligations	1 254	502	998

Financing commitments
Customer finance commitments	289	357	270
Venture fund commitments	489	189	251

1 EUR = 1.416 USD

Nokia Corporation

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product, service and solutions portfolio; 2) the extent of the growth of the mobile communications industry and general economic conditions globally; 3) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 4) our ability to successfully manage costs; 5) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 6) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 7) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 8) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 9) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 10) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 11) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 12) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 13) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 14) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 15) inventory management risks resulting from shifts in market demand; 16) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 23) the management of our customer financing exposure; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 25) unfavorable outcome of litigations; 26) our ability to recruit, retain and develop appropriately skilled employees; 27) the impact of changes in government policies, laws or regulations; and 28) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki – October 16, 2008

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

- Nokia plans to report its Q4 and full year 2008 results on January 22, 2009.

- Nokia plans to report its other quarterly results in 2009 on the following dates: Q1 on April 16, Q2 on July 16 and Q3 on October 15, 2009.

- Nokia plans to publish its annual report, Nokia in 2008, in week 12 of 2009.

- The Annual General Meeting is scheduled to be held on April 23, 2009.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2008		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel